Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of September 2007
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: September 04, 2007

List of materials

Documents attached hereto:


i) Press release announcing Sony Corporation's intended global offering of shares of common stock of Sony Financial Holdings in conjunction with the listing of Sony Financial Holdings on the Tokyo Stock Exchange


                                                          Sony Corporation
                                                          1-7-1 Konan, Minato-ku
                                                          Tokyo 108-0075

                                                          September 4, 2007
                                                          No. 07-091E


Sony Corporation's intended global offering of shares of common stock of Sony Financial Holdings in conjunction with the listing of Sony Financial Holdings on the Tokyo Stock Exchange


On September 4, 2007, the Tokyo Stock Exchange approved the application for listing of the shares of common stock of Sony Financial Holdings Inc. ("SFH"), a consolidated subsidiary of Sony Corporation ("Sony").


Sony intends to sell a portion of its shareholding in SFH in a secondary offering in Japan and overseas markets, mainly in Europe and the United States, through the subscription and purchase of the offered shares by certain underwriters; provided, however, that the offering in the United States shall be limited to a private placement to "qualified institutional buyers," as defined in Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and the offering in offshore transactions outside the United States will be made in reliance on Regulation S under the Securities Act.


The outline of the global offering is as follows:


1. Summary of secondary offering:

  (1) Selling shareholder                   Sony
  (2) Shares to be offered                  Common stock of SFH
  (3) Number of shares to be offered        725,000
  (4) Offer price                           To be determined


   In addition to the offering by Sony of 725,000 shares, the representative of the Japanese underwriters may over-allot up to an additional 70,000 shares, which will be lent to such representative by Sony.
   In connection with such over-allotment, Sony will grant an option to purchase up to 70,000 additional shares to such representative. This option will be exercisable until November 2, 2007.


2. SFH primary offering:

   At its board of directors meeting held today, SFH resolved to issue 75,000 new shares of common stock in conjunction with its listing on the Tokyo Stock Exchange. These new shares will be sold in a primary offering in Japan.


Note:

This press release is intended as general information regarding Sony's sale of a portion of its shareholdings in SFH, and shall not be considered a solicitation of these securities. This press release shall not constitute an offer to sell any securities in any region, including the United States or Canada. The securities will not be or have not been registered under the Securities Act and any offer or sale of such securities in the United States without registration or qualification for exemption from registration under the Securities Act shall not be permitted. In the event of a public offering of the securities in the United States, a prospectus written in English, which shall contain detailed information about SFH and its management, as well as financial statements, shall be prepared in accordance with the Securities Act and shall be obtainable from SFH. Sony does not intend to register any part of the intended offering in the United States.